SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 8, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated February 8, 2008, reporting the number of voting rights and shares comprising its share capital as of January 31, 2008.

Dassault Systèmes Announces
Number of Voting Rights and
Shares Comprising its Share Capital

Paris, France, February 8, 2008 - Pursuant to Article 223-11 of the Autorité des marchés financiers (AMF) General Regulation, Dassault Systèmes is required to file with the AMF on a monthly basis the number of voting rights and shares comprising its share capital.

As of January 31, 2008:

Number of outstanding shares:  117,607,243

Total number of voting rights:   136,905,233*

*  The total number of voting rights was calculated on the basis of the total number of outstanding shares, even if the voting rights attached thereto are suspended, pursuant to Article 223-11 of the General Regulation of the Autorité des Marchés Financiers relating to the method for calculating the percentages of holdings in shares and in voting rights.  We invite our shareholders to refer to such article should they need to declare acquisitions or dispositions of shares that cross specific thresholds.

This information is also published on Dassault Systèmes’ website:  www.3ds.com.

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About Dassault Systèmes:
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

CONTACTS:
Dassault Systèmes:
Valérie Agathon/Béatrix Martinez
33.1.40.99.69.24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: February 8, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief
Financial Officer